Exhibit 12.1

THE ST. PAUL TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2004	2003	2002	2001	2000
Income (loss) before income taxes (benefit), minority interest and cumulative effect of changes in accounting principles	$1,128	$2,229	$(260)	$1,389	$1,864
Interest	244	167	157	205	295
Portion of rentals deemed to be interest	71	38	46	44	44

Income available for fixed charges (1)	$1,443	$2,434	$(57)	$1,638	$2,203

Fixed charges:
Interest	$244	$167	$157	$205	$295
Portion of rentals deemed to be interest	71	38	46	44	44

Total fixed charges	315	205	203	249	339
Preferred stock dividend requirements	8	—	—	—	—

Total fixed charges and preferred stock dividend requirements	$323	$205	$203	$249	$339

Ratio of earnings to fixed charges (1)	4.58	11.89	N/A	6.58	6.48

Ratio of earnings to combined fixed charges and preferred dividend requirements	4.47	11.89	N/A	6.58	6.48

The data included in this exhibit for the year ended December 31, 2004 reflects information for TPC for the period January 1, 2004 through March 31, 2004, and information for the Company for the period April 1, 2004 through December 31, 2004. Data for the years 2000 through 2003 reflect information for TPC only.

The ratio of earnings to fixed charges is computed by dividing income before income taxes (benefit) and minority interest and fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

(1)	Income (loss) available for fixed charges in 2002 included a $1.39 billion charge for strengthening asbestos reserves, net of the benefit from the Citigroup indemnification agreement. For the year ended December 31, 2002, the Company’s earnings were not sufficient to cover fixed charges by $260 million.